

February 3, 2012

<u>Via E-mail</u>
Zhenggang Wang
Chief Executive Officer
China 3C Group
368 HuShu Nan Road
HangZhou City, Zhejiang Province, China 310014

  Re: China 3C Group
    Form 10-K for Fiscal Year Ended December 31, 2010
    Filed May 18, 2011
    Forms 10-Q for Fiscal Quarters Ended March 31, June 30
    and September 30, 2011
    Filed June 22, August 15 and November 21, 2011
    Response dated January 20, 2012
    File No. 000-28767

Dear Mr. Wang:

  We have reviewed your response to our comment letter dated December 19, 2011 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended December 31, 2010</u>

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18</u>

<u>Results of Operations, page 19</u>

1. We note your response to comment 1 regarding the impact of foreign translation on your operating results. We note you do not have foreign currency transactions in your re-measurement process from foreign currencies to RMB. However, your response did not address the impact on your income statement line items resulting from the translation

process when converting RMB (functional currency) to USD (reporting currency) financial statements for all periods presented. We also note that RMB has appreciated against USD significantly in recent years and we expect a portion of the increase in your individual income statement line items in USD was attributable to that appreciation rather than your underlying performance. As such, we believe you should expand your disclosure to provide insights about this impact on individual income statement line items and earning trends to the extent that they are material as we previously requested.

Notes to Consolidated Financial Statements

Note 1. Organization, page F-6

2. We note your response to comment 3. However, we are unclear how the 100% of your equity ownership in Zhejiang was transferred to various individuals on August 15, 2007 and why you did not consider the transfer as disposition of equity interests in Zhejiang under GAAP. Please advise us and disclose how you continue to own 100% equity interests of Zhejiang through various individuals under PRC law. Please explain to us in detail.

3. We note your response to comment 3 that CFDL, a wholly-owned subsidiary, did not dispose of its 100% equity interest in Zhejiang and that it is held by several individuals on behalf of CFDL through shareholder entrustment agreements which became effective August 15, 2007. Please explain to us and revise your disclosure to discuss the pertinent rights and privileges provided to CFDL by the agreements and what consideration was given to the holders to execute the agreements. Please file the executed shareholder entrustment agreements as exhibits to the amended Form 10-K. Please also tell us and disclose your relationship to the individuals holding the shares and whether they are also shareholders in the Company.

4. We note that you consolidate the operations of Zhejiang, a variable interest entity, and that you assert you continue to own 100% equity interests of Zhejiang through various individuals after August 15, 2007. In that regard, please clarify for us and in your disclosure on page F-6 regarding the meaning of your statement that "Capital will be unable to make significant decisions about the activities of Zhejiang and cannot carry out its principal activities without financial report" or revise.

Note 2. Summary of Significant Accounting Policies, page F-8

Basis of Presentation, page F-8

5. We note your response to comment 4 and the proposed revised disclosure. Please tell us and disclose how you determine that the functional currencies of China 3C Group, Inc. and Capital are USD.

Return policies, page F-11

6. We note your response to comment 5 regarding a clarification of your disclosure relating to product returns. Please revise to include the substance of your response in future filings.   Further, please also expand your disclosure to state whether reported sales are net of an estimate for returns due to defects for the periods presented. If not, please explain to us why. Refer to FASB ASC 605-15-25-1 through 25-4.

Management fees paid to the department stores under "store in store" model, page F-12

7. We note your response to comment 6 regarding the recording of amounts you referred to as "service charges" or "sales discounts as a reduction of reported sales". Based on your response, we believe the $9.740 million and $10.505 million of these charges in 2010 and 2009, respectively, represent expenses that do not qualify for sales discounts under U.S. GAAP and therefore, they should not be recorded as a reduction of sales. These charges appear to be, in nature, part of the management fee expenses in which you should have classified within the selling, general and administrative or other appropriate line item. As such, we believe you should amend the Form 10-K to correct these apparent accounting errors for all periods presented. Similarly, you should amend the subsequent 2011 Forms 10-Q accordingly. In the amendments, please provide the proper note disclosure to discuss the nature of the accounting errors and the financial statement line items affected. Refer to ASC 250-10-45-22 to 45-27 and ASC 250-10-50-7 to 50-11.

8. We note your response to comment 7 regarding the clarification of the term "joint-controlled" inventory in the store in store model. Please revise your disclosure to clarify that the Company has title and owns all such inventory which is properly included in inventory for all periods presented.

Note 7 – Income Taxes, page F-17

9. We note your revised disclosure and response to comment 9 and the proposed revised disclosure. Please revise to disclose the components of deferred tax assets and liabilities and the related valuation allowance for all periods presented. Refer to ASC 740-10-55-7 and ASC 740-10-50-2.

10. Tell us and disclose whether your PRC subsidiaries file individual corporate tax returns or you file one consolidated corporate tax return for PRC tax purposes. For the PRC subsidiaries with net losses, explain to us and disclose why there are no deferred tax assets recorded in connection with these losses.

11. Refer to the US statutory tax rate reconciliation table within response to comment 9. Please explain to us and disclose the reasons behind the big swing in your valuation allowance component from 2009 to 2010 in the table.

Note 13. Segment Information, page F-19

12. We note your response to comment 10. You state in your response that the reportable segment "Other" has no business operations. In that regard, explain to us how you reported "sales, net" and "costs of sales" of $677K and $595K, respectively, in 2010 within "Other" in the segment financial information table.

13. In addition, you state in your response to comment 10 that the $11.4 million expenses in 2010 within the "Other" reportable segment consist of $9.6 million impairment charges, $1.3 million of amortization expenses at Jinhua and $0.5 million of stock compensation expenses. We also note from MD&A on pages 21 to 22 that the impairment charges are related to the Home Electronics and Consumer Electronics reportable segments. Therefore, we are unclear about your appropriateness under GAAP to report these expenses under the "Other" reportable segment. Please explain or revise to reclassify these expenses under their corresponding reportable segments.

14. We note your proposed revised disclosure and response to comment 11. Please also revise by providing comparable prior year segment financial information. In addition, please provide the enterprise-wide revenues derived from each product and service or each group of similar products and services as required by ASC 280-10-50-42 as we previously requested.

Item 9A (T). Controls and Procedures, page 37

15. We note your responses to comments 12 to 17. Based on the additional information provided, we note that none of your accounting personnel including your CFO and Chief Accounting Officer have sufficient accounting knowledge in the application of U.S. GAAP and SEC rules and regulations. Further, the use of an external U.S. CPA/consultant based in New York to second review your U.S. GAAP financial statements provides additional support that your accounting personnel do not have adequate knowledge, experience and training in U.S. GAAP and SEC rules and regulations. Accordingly, we believe you should amend your Form 10-K by revising your conclusions on the effectiveness of disclosure controls and procedures and internal control over financial reporting to "ineffective". We also believe your lack of U.S. GAAP knowledge and experience represents a material weakness for the fiscal year ended December 31, 2010. As such, you should disclose and address the material weakness in your amendment. Similarly, please amend the subsequent 2011 Forms 10-Q by revising your conclusion on the effectiveness of disclosure controls and procedures to "ineffective."

16. Please add a risk factor in "Item 1 – Business" section summarizing the material weakness due to your lack of accounting personnel with adequate knowledge of U.S.GAAP and SEC rules and regulations. Disclose the risk that you may report inaccurate financial statements and that your conclusions on the effectiveness of internal

control over financial reporting and disclosure controls and procedures are ineffective as a result of the material weakness.

You may contact Milwood Hobbs, Staff Accountant, at (202) 551-3241 or me at (202) 551-3377 if you have questions regarding our comments.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief